

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 3, 2017

Alejandro Scannapieco
Chief Financial Officer
Globant S.A.
37A, Avenue J.F. Kennedy
L-1855, Luxembourg

     Re: Globant S.A.
              Form 20-F for the fiscal year ended December 31, 2016
              Filed April 7, 2017
              Form 6-K dated August 17, 2017
              File No. 001-36535

Dear Mr. Scannapieco:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Craig D. Wilson

              Craig D. Wilson
              Sr. Asst. Chief Accountant
              Office of Information Technologies
              and Services